PENN WEST ANNOUNCES APPOINTMENT OF NEW PRESIDENT AND CHIEF EXECUTIVE OFFICER, OPERATIONAL IMPROVEMENT AND CAPITAL EFFICIENCIES DRIVE, INITIATION OF CORPORATE STRATEGIC REVIEW AND A CHANGE TO ITS DIVIDEND POLICY

FOR IMMEDIATE RELEASE, June 4, 2013

Appointment of new President and Chief Executive Officer

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST” or “the Company”) announced today that Murray Nunns, President and Chief Executive Officer, has informed the Board of Directors of his intention to retire from Penn West effective July 1, 2013 after serving the Company for more than 8 years.

“Mr. Nunns has made a significant contribution to Penn West since he joined Penn West’s Board in 2005,” said Rick George, Chairman of the Board. “The Board would like to thank Murray for his contributions to the Company both as a Board member and most recently as the President and Chief Executive Officer. He has had a distinguished career lasting more than 30 years in the oil and gas industry and we wish him well in his retirement.” Concurrent with his departure, Mr. Nunns will also be resigning from the Board of Directors of Penn West.

David Roberts, former Executive Vice President and Chief Operating Officer of Marathon Oil Corporation, has agreed to terms of employment and will begin his new role as President and Chief Executive Officer commencing June 19, 2013. Dave brings more than 30 years of operational experience in the upstream oil and gas business and his knowledge and successes on such a very large scale make him a welcome addition to the senior management team at Penn West. The Board intends to appoint Mr. Roberts to the Board on commencement of his employment.

Mr. Roberts also served as Marathon’s Executive Vice President Upstream for a number of years after joining Marathon in 2006 as Senior Vice President Business Development. He previously served as Executive Vice President/Managing Director for BG Group plc with responsibility for Asia and the Middle East. Prior to joining BG Group, he served as advisor to the Vice Chairman of ChevronTexaco Corporation from 2001 to 2003, where he provided strategic and operational advice to executive management regarding the company’s upstream operations. Dave built his early skills with Texaco, where he held a number of key operational and strategic planning roles over an 18 year period.

“Dave brings a unique blend of operating field experience, strategic thinking at a very high level as well as knowledge of critical new industry technology. The entire Board is looking forward to working with Dave to drive Penn West forward,” said George.

Operational Improvements

The Company, under a new Board and a new CEO, will focus on operating the business in a more efficient manner, significantly reducing General and Administrative expenses as well as field operating costs. Mr. George commented, ‘We will be looking for a huge step change in both where capital is spent as well as the efficiency of each dollar invested”. The Company will focus its efforts on execution across the board, maximizing the use of its mid-stream assets and improving the netbacks it receives on each barrel produced.

“We will be reviewing all staffing levels and while these are never easy decisions, and we appreciate the efforts of each and every employee, we expect to start by reducing staffing levels by 10 percent over the next few weeks,” George said.

Corporate Strategic Review

Penn West’s Board of Directors will form a Special Committee to explore strategic alternatives. The Special Committee will consider all alternatives to increase shareholder value, including strategic financing alternatives, asset divestments, joint ventures and/or other business combinations. Although strategy review is always an ongoing activity for all companies, we expect this concentrated effort will be completed by year end. “Penn West has many high quality assets but the Company has yet to unlock their complete value. The Board is focused on maximizing value for all shareholders,” said Mr. George.

Dividend Reduction to Strengthen Financial Flexibility

Penn West also announces that its Board has approved a change to its dividend. Effective for its third quarter, Penn West’s quarterly dividend will be reduced to $0.14 per common share from $0.27 per common share. This measure will provide Penn West with increased financial flexibility, and a sustainable dividend, as it continues to improve operating performance. The second quarter dividend of $0.27 per common share will be paid as declared on May 1, 2013 to shareholders of record on June 28, 2013.

Penn West confirms that its full year production and capital guidance remain unchanged.

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

For further information, please contact:

PENN WEST EXPLORATION	Investor Relations:
Penn West Plaza	Toll Free: 1-888-770-2633
Suite 200, 207 – 9th Avenue SW	E-mail: investor_relations@pennwest.com
Calgary, Alberta T2P 1K3

Phone: 403-777-2500	Rick George
Fax: 403-777-2699	Chairman of the Board of Directors
Toll Free: 1-866-693-2707	Phone: 1-587-353-3340
Website: www.pennwest.com	E-mail: rgeorge@novoinvestmentgroup.com

Clayton Paradis, Manager, Investor Relations
Phone: 403-539-6343
E-mail: clayton.paradis@pennwest.com

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: Mr. Nunns’ intention to retire as President and Chief Executive Officer and resign as a member of the Board of Penn West and the timing thereof; Penn West’s appointment of Mr. Roberts as President and Chief Executive Officer and as a member of the Board and the timing thereof; the intention of the Company to focus on operating the business in a more efficient manner and significantly reduce general and administrative expenses as well as field operating costs; the intention of the Company to focus its efforts on execution across the board, maximizing the use of its mid-stream assets and improving netbacks; the Company’s intention to reduce staffing levels by 10 percent over the next few weeks; the intention of Penn West’s Board to form a Special Committee to consider all alternatives to increase shareholder value, including strategic financing alternatives, asset divestments, joint ventures and/or other business combinations; the expectation that the Special Committee’s concentrated review will be completed by year end; Penn West’s intention to reduce its quarterly dividend to $0.14 per common share starting in the third quarter of 2013; and the expectation that the reduced dividend will provide Penn West with increased financial flexibility and a sustainable dividend, while the Company focuses on improving operating performance. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to obtain financing on acceptable terms; our ability to add production and reserves through our development and exploitation activities; and the time required for the Special Committee to conduct its concentrated review of strategic alternatives. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct.

Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the risk that we are unable to improve our operational efficiencies and reduce our general and administrative expenses and operating costs in a meaningful way; the risk that we are unable to improve our netbacks; the risk that reducing our staffing levels will increase our costs in the near term; the risk that our exploration of strategic alternatives does not result in an increase in shareholder value; the risk that our new dividend policy is ultimately not sustainable and that quarterly dividends are further reduced or eliminated entirely; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil produced in Canada as compared to other markets, and transportation restrictions; royalties payable in respect of our oil and natural gas production and changes thereto; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including wild fires and flooding; changes in tax and other laws that affect us and our securityholders; changes in government royalty frameworks; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.